                                                                    EXHIBIT 28
{LOGO}    RYDER SCOTT COMPANY
          PETROLEUM ENGINEERS                               FAX (713) 651-0849

1100 LOUISIANA  SUITE 3800  HOUSTON, TEXAS 77002-5218  TELEPHONE (713) 651-9191

                                   January 28, 1994

Pogo Producing Company
Post Office Box 61289
Houston, Texas  77208

Gentlemen:

          At your request we have prepared an estimate of the reserves, future production, and income attributable to certain leasehold and royalty interests of Pogo Producing Company and its wholly owned subsidiaries (the Company) as of December 31, 1993. In accordance with the requirements of FASB 69, our estimates of the Company's net proved reserves as of December 31, 1990, 1991, 1992, and 1993, as contained in this report and our previous reports, are presented in attached Table No. 1 together with a tabulation of the components of the differences in the estimates as of such dates. The Company's reserves in the United States are located in the states of Louisiana, New Mexico, Oklahoma, Texas, and in state and federal waters offshore Alabama, Louisiana, and Texas. The Company's foreign reserves are located offshore Thailand.

          The estimated reserve volumes and future income amounts presented in this report are related to hydrocarbon prices. December 1993 hydrocarbon prices were used in the preparation of this report as required by Securities and Exchange Commission (SEC) and Financial Accounting Standards Bulletin No. 69 (FASB 69) guidelines; however, actual future prices may vary significantly from December 1993 prices. Therefore, volumes of reserves actually recovered and amounts of income actually received may differ from the estimated quantities presented in this report. Our estimates of the proved net reserves attributable to the interests of the Company as of December 31, 1993 are shown below:


                                           Proved Net Reserves
                                         As of December 31, 1993
                                         Liquid Barrels  Gas MMCF

         Developed and Undeveloped
            United States                  22,843,628    199,392
            Foreign                         5,424,813     33,474
                                           -----------   --------
               Total Worldwide             28,268,441    232,866

         Developed
            United States                  20,976,194    183,139
            Foreign                                 0          0
                                           -----------   --------
               Total Worldwide             20,976,194    183,139

          The "Liquid" reserves shown above are comprised of crude oil, condensate, and natural gas liquids. Natural gas liquids comprise 18 percent of the Company's developed liquid reserves and 14 percent of the Company's developed and undeveloped liquid reserves. All hydrocarbon liquid reserves are expressed in standard 42 gallon barrels. All gas volumes are sales gas expressed in MMCF at the pressure and temperature bases of the area where the gas reserves are located.

          The proved reserves presented in this report comply with the SEC's Regulation S-X Part 210.4-10 Sec. (a) as clarified by subsequent Commission Staff Accounting Bulletins, and are based on the following definitions and criteria:

          Proved reserves of crude oil, condensate, natural gas, and natural gas liquids are estimated quantities that geological and engineering data demonstrate with reasonable certainty to be recoverable in the future from known reservoirs under existing conditions. Reservoirs are considered proved if economic producibility is supported by actual production or formation tests. In certain instances, proved reserves are assigned on the basis of a combination of core analysis and electrical and other type logs which indicate the reservoirs are analogous to reservoirs in the same field which are producing or have demonstrated the ability to produce on a formation test. The area of a reservoir considered proved includes (1) that portion delineated by drilling and defined by fluid contacts, if any, and
     (2) the adjoining portions not yet drilled that can be reasonably judged as economically productive on the basis of available geological and engineering data. In the absence of data on fluid contacts, the lowest known structural occurrence of hydrocarbons controls the lower proved limit of the reservoir. Proved reserves are estimates of hydrocarbons to be recovered from a given date forward. They may be revised as hydrocarbons are produced and additional data become available. Proved natural gas reserves are comprised of non-associated, associated, and dissolved gas. An appropriate reduction in gas reserves has been made for the expected removal of natural gas liquids, for lease and plant fuel, and the exclusion of non-hydrocarbon gases if they occur in significant quantities and are removed prior to sale. Reserves that can be produced economically through the application of improved recovery techniques are included in the proved classification when these qualifications are met: (1) successful testing by a pilot project or the operation of an installed program in the reservoir provides support for the engineering analysis on which the project or program was based, and (2) it is reasonably certain the project will proceed. Improved recovery includes all methods for supplementing natural reservoir forces and energy, or otherwise increasing ultimate recovery from a reservoir, including (1) pressure maintenance,
     (2) cycling, and (3) secondary recovery in its original sense. Improved recovery also includes the enhanced recovery methods of thermal, chemical flooding, and the use of miscible and immiscible displacement fluids. Estimates of proved reserves do not include crude oil, natural gas, or natural gas liquids being held in underground storage. Depending on the status of development, these proved reserves are further subdivided into:

          (i) "developed reserves" which are those proved reserves reasonably expected to be recovered through existing wells with existing equipment and operating methods, including (a) "developed producing reserves" which are those proved developed reserves reasonably expected to be produced from existing completion intervals now open for production in existing wells, and (b) "developed non-producing reserves" which are those proved developed reserves which exist behind the casing of existing wells which are reasonably expected to be produced through these wells in the predictable future where the cost of making such hydrocarbons available for production should be relatively small compared to the cost of a new well; and

          (ii) "undeveloped reserves" which are those proved reserves reasonably expected to be recovered from new wells on undrilled acreage, from existing wells where a relatively large expenditure is required, and from acreage for which an application of fluid injection or other improved recovery technique is contemplated where the technique has been proved effective by actual tests in the area in the same reservoir. Reserves from undrilled acreage are limited to those drilling units offsetting productive units that are reasonably certain of production when drilled. Proved reserves for other undrilled units are included only where it can be demonstrated with reasonable certainty that there is continuity of production from the existing productive formation.

          Because of the direct relationship between volumes of proved undeveloped reserves and development plans, we include in the proved undeveloped category only reserves assigned to undeveloped locations that we have been assured will definitely be drilled and reserves assigned to the undeveloped portions of secondary or tertiary projects which we have been assured will definitely be developed.

          The Company has interests in certain tracts which have substantial additional hydrocarbon quantities which cannot be classified as proved and consequently are not included herein. The Company has active exploratory and development drilling programs which may result in the reclassification of significant additional volumes to the proved category.

          In accordance with the requirements of FASB 69, our estimates of future cash inflows, future costs, and future net cash inflows before income tax as of December 31, 1993 from this report and as of December 31, 1992 from our previous report are presented below.

                                             As of December 31
                                            1993            1992

         Future Cash Inflows            $895,060,044    $866,414,345

         Future Costs
             Production                 $211,741,925    $189,897,073
             Development                 133,257,042     105,843,039
                                        ------------    -------------
                 Total Costs            $344,998,967    $295,740,112

         Future Net Cash Inflows
             Before Income Tax          $550,061,077    $570,674,233

         Present Value at 10%
             Before Income Tax          $403,840,199    $405,101,565


          Our estimates as of December 31, 1993 and 1992 of future cash inflows, future costs, future net cash inflows before income tax, and present value at 10 percent before income tax are shown individually for total worldwide, total United States (onshore and offshore), and foreign areas in Table No. 2 which is attached.

          The future cash inflows are gross revenues before any deductions. The production costs were based on current data and include production taxes, ad valorem taxes, and certain other items such as transportation costs in addition to the operating costs directly applicable to the individual leases or wells. The development costs were based on current data and include dismantlement and abandonment costs net of salvage for properties where such costs are relatively significant.

          The Company furnished us with gas prices in effect at December 31, 1993 and with its forecasts of future gas prices which take into account SEC guidelines, current market prices, contract prices, and fixed and determinable price escalations where applicable. In accordance with SEC guidelines, the future gas prices used in this report make no allowances for future gas price increases which may occur as a result of inflation nor do they account for seasonal variations in gas prices which may cause future yearly average gas prices to be somewhat lower than December gas prices. For gas sold under contract, the contract gas price including fixed and determinable escalations exclusive of inflation adjustments, was used until the contract expires and then was adjusted to the current market price for the area and held at this adjusted price to depletion of the reserves.

          The Company furnished us with liquid prices in effect at December 31, 1993 and these prices were held constant to depletion of the properties. In accordance with SEC guidelines, changes in liquid prices subsequent to December 31, 1993 were not considered in this report.

          The estimates of future net revenue from the Company's foreign property are based on existing law. Operating costs for the leases and wells in this report were based on the operating expense reports of the Company and include only those costs directly applicable to the leases or wells. When applicable, the operating costs include a portion of general and administrative costs allocated directly to the leases and wells under terms of operating agreements. Development costs were furnished to us by the Company and are based on authorizations for expenditure for the proposed work or actual costs for similar projects. The current operating and development costs were held constant throughout the life of the properties. For properties located onshore, this study did not consider the salvage value of the lease equipment or the abandonment cost since both are relatively insignificant and tend to offset each other. The estimated net cost of abandonment after salvage was included for offshore properties where abandonment costs net of salvage are significant.
The estimates of the offshore net abandonment costs furnished by the Company were accepted without independent verification. No deduction was made for indirect costs such as general administration and overhead expenses, loan repayments, interest expenses, and exploration and development prepayments. The Company supplied data on accumulated gas production imbalances which were taken into account in our estimates of future production and income

          The estimates of reserves presented herein are based upon a detailed study of the properties in which the Company owns an interest; however, we have not made any field examination of the properties. No consideration was given in this report to potential environmental liabilities which may exist nor were any costs included for potential liability to restore and clean up damages, if any, caused by past operating practices. The Company has informed us that they have furnished us all of the accounts, records, geological and engineering data and reports, and other data required for this investigation. The ownership interests, prices, and other factual data furnished by the Company were accepted without independent verification. The estimates presented in this report are based on data available through December 1993.

          The reserves included in this report are estimates only and should not be construed as being exact quantities. They may or may not be actually recovered, and if recovered, the revenues therefrom and the actual costs related thereto could be more or less than the estimated amounts. Moreover, estimates of reserves may increase or decrease as a result of future operations.

          In general, we estimate that future gas production rates will continue to be the same as the average rate for the latest available 12 months of actual production until such time that the well or wells are incapable of producing at this rate. The well or wells were then projected to decline at their decreasing delivery capacity rate. Our general policy on estimates of future gas production rates is adjusted when necessary to reflect actual gas market conditions in specific cases. The future production rates from wells now on production may be more or less than estimated because of changes in market demand or allowables set by regulatory bodies. Wells or locations which are not currently producing may start producing earlier or later than anticipated in our estimates of their future production rates.

          While it may reasonably be anticipated that the future prices received for the sale of production and the operating costs and other costs relating to such production may also increase or decrease from existing levels, such changes were, in accordance with rules adopted by the SEC, omitted from consideration in making this evaluation.

          Neither we nor any of our employees have any interest in the subject properties and neither the employment to make this study nor the compensation is contingent on our estimates of reserves and future cash inflows for the subject properties.

                                   Very truly yours,

                                   RYDER SCOTT COMPANY
                                   PETROLEUM ENGINEERS


                               /s/ Fred P. Richoux
                                   Fred P. Richoux, P.E.
                                   Group Vice President

                                   TABLE NO. 1

                             POGO PRODUCING COMPANY
                             Proved Net Reserve Data

                                                                                              United States
                                                  Total Worldwide                      Total Onshore and Offshore
                                          1993          1992          1991          1993         1992          1991
Net Proved Liquid(1)
Reserves, Barrels
Developed and Undeveloped
   Beginning of Year                   22,555,788    18,818,091     19,090,376   19,978,881   18,818,091    19,090,376
      Revisions                           342,022     1,721,385        782,707      342,022    1,721,385       782,707
      Extensions and Discoveries        9,764,408     5,486,273      1,612,983    6,916,502    2,909,366     1,612,983
      Improved Recovery                         0             0              0            0            0             0
      Estimated Production             -4,219,873    -3,611,105     -2,931,465   -4,219,873   -3,611,105    -2,931,465
      Purchase of Reserves In-Place       182,610       335,750        263,495      182,610      335,750       263,495
      Sales of Reserves In-Place         -356,514      -194,606             -5     -356,514     -194,606            -5
End of Year                            28,268,441    22,555,788     18,818,091   22,843,628   19,978,881    18,818,091


Developed
   Beginning of Year                   18,798,149    17,549,830     17,841,751   18,798,149  17,549,830    17,841,751
   End of Year                         20,976,194    18,798,149     17,549,830   20,976,194  18,798,149    17,549,830


Net Proved Gas
Reserves, Millions of Cubic Feet
Developed and Undeveloped
   Beginning of Year                      207,068       202,735        217,500      196,400      202,735       217,500
      Revisions                             1,148        20,284          3,531        1,148       20,284         3,531
      Extensions and Discoveries           55,626        19,126         16,157       32,820        8,458        16,157
      Improved Recovery                         0             0              0            0            0             0
      Estimated Production                -32,319       -40,581        -39,362      -32,319      -40,581       -39,362
      Purchase of Reserves In-Place        13,192        10,237          4,913       13,192       10,237         4,913
      Sales of Reserves In-Place          -11,849        -4,733             -4      -11,849       -4,733            -4
End of Year                               232,866       207,068        202,735      199,392      196,400       202,735

Developed
   Beginning of Year                      175,523       188,090        202,471      175,523      188,090       202,471
   End of Year                            183,139       175,523        188,090      183,139      175,523       188,090

                                                         Foreign
                                                     Thailand Offshore
                                                 1993        1992      1991
Net Proved Liquid(1)
Reserves, Barrels
Developed and Undeveloped
   Beginning of Year                          2,576,907            0       0
      Revisions                                       0            0       0
      Extensions and Discoveries              2,847,906    2,576,907       0
      Improved Recovery                               0            0       0
      Estimated Production                            0            0       0
      Purchase of Reserves In-Place                   0            0       0
      Sales of Reserves In-Place                      0            0       0
End of Year                                   5,424,813    2,576,907       0

Developed
   Beginning of Year                                  0            0       0
   End of Year                                        0            0       0

Net Proved Gas
Reserves, Millions of Cubic Feet
Developed and Undeveloped
   Beginning of Year                             10,668            0       0
      Revisions                                       0            0       0
      Extensions and Discoveries                 22,806       10,668       0
      Improved Recovery                               0            0       0
      Estimated Production                            0            0       0
      Purchase of Reserves In-Place                   0            0       0
      Sales of Reserves In-Place                      0            0       0
End of Year                                      33,474       10,668       0

Developed
   Beginning of Year                                  0            0       0
   End of Year                                        0            0       0

_______________________________
(1) Liquid  reserves  shown  above are comprised of crude  oil,  condensate,  and natural gas liquids.

                                   TABLE NO. 2

                             POGO PRODUCING COMPANY
                    Cash Inflow and Cost Data (U.S. Dollars)


                                                                       United States
                                    Total Worldwide                 Onshore and Offshore              Thailand Offshore
                                   As of December 31                  As of December 31               As of December 31
                                  1993             1992             1993           1992             1993             1992
   Future Cash Inflows(1)      $895,060,044     $866,414,345     $744,200,701   $791,864,973     $150,859,343      $74,549,372

   Future Costs
      Production(2)            $211,741,925     $189,897,073     $158,934,102   $173,355,154    $  52,807,823      $16,541,919

      Development(3)            133,257,042      105,843,039       79,734,742     80,887,079       53,522,300       24,955,960

   Total Costs                 $344,998,967     $295,740,112     $238,668,844   $254,242,233     $106,330,123      $41,497,879

   Future Cash Inflows
      Before Income Tax        $550,061,077     $570,674,233     $505,531,857   $537,622,740    $  44,529,220      $33,051,493

   Present Value @ 10%
      Before Income Tax        $403,840,199     $405,101,565     $386,673,722   $390,893,269    $  17,166,477      $14,208,296



_______________________________
(1) Gross revenues before any deductions.
(2) Includes  production taxes in the U.S.A., SRB taxes in Thailand,  ad  valorem taxes and certain other items such as transportation charges.
(3) Includes future abandonment costs net of salvage for offshore properties where such costs are relatively significant.